Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 15, 2015


Stephanie D. Hui
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549


    Re:                             FT 5716
          Market Strength Equity & Fixed Income Allocation Portfolio Series
                                 (the "Trust")
                      CIK No. 1643397 File No. 333-206932
--------------------------------------------------------------------------------


Dear Ms. Hui:

      We received your comment regarding the Registration Statement for the above captioned Trust. The name of the trust has been revised to "Market Strength Equity & Fixed Income Allocation Portfolio Series."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.

                                      Very truly yours,

                                      CHAPMAN AND CUTLER LLP


                                      By  /s/ Brian D. Free
                                          ___________________________
                                          Brian D. Free


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